Greenbriar Capital Corp.

 Greenbriar Capital Holdco Inc.

Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

Phone: 949.903.5906    Fax: 604.608.9572

www.greenbriarcapitalcorp.ca

NEWS RELEASE

GREENBRIAR ANNOUNCES: SAGE RANCH MARKETING UPDATE

August 17th, 2022	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

August 17th, 2022 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar") Greenbriar is extremely pleased to announce its discussions today with government officials regarding the unique and high demand for entry level housing in Tehachapi that is running completely opposite to the general housing market trend in both demand and price uptrend.

With respect to demand, the Inland Dry Port located 20 miles away, will employee a minimum of 3,000 new high paying union jobs and will be considered an offshoot of the Port of Los Angeles and Port of Long Beach. In addition, there are four additional major infrastructure projects approved, including the largest wind energy to hydrogen fuel production plant in California. In total, the five fully approved infrastructure projects will immediately require 3,500 new homes in Tehachapi. Greenbriar is extremely blessed to have a fully entitled 995 home debt-free subdivision that is the only viable solution to providing new homes for this demand.  This new demand is in addition to Edwards AFB, Space X, Northrup Plant 42 and the entire aviation community. There are simply no meaningful water rights left after Sage Ranch, to provide more than another several hundred homes after Sage Ranch.  We are delighted to secure in excess of the water rights needed.

Sage Ranch has the unique advantage of an environmental gold-medal location, being immediately adjacent the only high school, an elementary school and middle school, offering a near zero carbon footprint because of vastly reduced automobile usage. Add to this dream location, the approved entitlement, zoning, solar roofs, recycled grey water, smart meters and appliances and we have a location that no other real estate development can offer, anywhere. Sage Ranch is in the USDA overlay for 1.9% 38 year no-down payment mortgages (earn up to $125,000 with five dependents to qualify) and located in the safest region in Kern County and 44 safest in California. Sage Ranch has no peers.

With respect to price uptrend, four new small homes located seven blocks away are in escrow for $549,000 each, which is $130,000 higher per home than in the Altus report. The upward price pressure in Tehachapi is driven by the raw demand due to major infrastructure projects, ideal mountain community with clean air located 75 minutes north of Los Angeles, and a low crime and family community.

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

The Engineering team and General Contractor for Sage Ranch met with City staff last week, and are putting the final painstaking touches to the PDP.

Greenbriar met with Phantom Developments in Toronto last week and Phantom is reviewing the additional facts needed for bid price improvement.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF